

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

April 27, 2007

<u>via U.S. Mail</u>
Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy Corporation
947 Linwood Avenue
Ridgewood, N.J. 07450

> **Re:** **Ridgewood Energy K Fund, LLC**
> **Ridgewood Energy L Fund, LLC**
> **Ridgewood Energy O Fund, LLC**
> **Ridgewood Energy P Fund, LLC**
> **Ridgewood Energy Q Fund, LLC**
> **Registration Statements on Forms 10**
> **Filed April 2, 2007**
> **File Nos. 0-51266, 0-51267, 0-51924, 0-51926, 0-51927 respectively**
> **Ridgewood Energy M Fund, LLC**
> **Registration Statement on Form 10**
> **Filed April 12, 2007**
> **File No. 0-51268**

Dear Mr. Gulino:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Unless otherwise noted, where comments with respect to one Fund apply to analogous disclosure with respect to another Fund, please make parallel changes.

2.   Please provide the disclosure required by Items 404 (b) and (c) of Regulation S-K with respect to all Funds.

Ridgewood Energy K, L, and M Fund, LLC

Ridgewood Energy L Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3.   We note that your certification refers to December 31, 2005. Please amend your document to include a certification for the fiscal year ended December 31, 2006. Refer to Item 601(b)(32) of Regulation S-K.

Ridgewood Energy M Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
Note 9 Information About Oil and Natural Gas Producing Activities, page F-12
Table III Reserve Quantity Information (Unaudited), page F-13

4.   Please revise your document to separately disclose the amount of total proved reserves and proved developed reserves as of the beginning and end of the periods presented. Refer to paragraph 10 of SFAS 69.

Ridgewood Energy K, L and M Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006

General

5.   Revise to provide the information required by Item 302(a) of Regulation S-K, or tell us why you believe such information is not required to be disclosed. Refer to Item 302(a)(5) of Regulation S-K.

Glossary

6.   We note that your definition of a development well includes a well drilled to find and produce probable reserves. Please compare and contrast this to Rule 4-10(a)(11) of Regulation S-X. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Proved Reserves

7.   Within your discussion you state that your reserves are "fully engineered on an annual basis by independent petroleum engineers." Revise your disclosures to clearly explain what is meant by the term "fully engineered".

8.   Please revise your disclosure to name the independent petroleum engineers referred to in the document. Refer to Instructions to Item 102 4.B of Regulation S-K.

Statements of Cash Flows, page F-6

9.   Within the reconciliation of net income to net cash provided by (used in) operating activities, you include amounts identified as Dry-hole costs. Please tell us what types of costs are included in this line item, and why they are presented as a non-cash reconciling item. Refer to Item F.8 (b) of Division of Corporation Finance: Frequently Requested
Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001 at
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P374_86706.

Ridgewood Energy O,P, and Q Fund, LLC

Ridgewood Energy O Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Projects, page 5
West Cameron 78/95, page 6

10.   You explain that dry hole costs incurred for the year ended December 31, 2006 totaled $4.4 million, net of insurance recovery amounts. Please tell us why you are presenting this amount net of insurance recovery proceeds. Also tell us why you have not consistently presented items with similar expected insurance recoveries on a net basis (i.e. West Delta 95).

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 22
Critical Accounting Estimates, page 23
Proved Reserves, page 23

11.   You state that your reserves are "fully engineered on an annual basis by
        independent petroleum engineers." However, your disclosure under Table III on
        page F-13 explains that for the year ended December 31, 2006, your oil and gas
        reserves were estimated by an internal petroleum engineer. Please revise your
        disclosures to be consistent, and tell us whose reserve estimates are disclosed in
        the filing.

Ridgewood Energy P Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 21
Critical Accounting Estimates, page 22
Proved Reserves, page 22

12.   You disclose that for the years ended December 31, 2006 and 2005, you did not
        have any proved reserves. However, per review of Note 10, Table III on page F-
        13 you disclose amounts of proved reserves as of December 31, 2006. Please
        revise your disclosures to be consistent.

Ridgewood Energy Q Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to Financial Statements, page F-7
Note 10 Information About Oil and Natural Gas Producing Activities, page F-12
Table III Reserve Quantity Information (Unaudited), page F-13

13.   Please revise your document to separately disclose the amount of total proved
        reserves and proved developed reserves as of the beginning and end of the period
        presented. Refer to paragraph 10 of SFAS 69.

Ridgewood Energy O, P & Q Fund, LLC
Form 10-K for the Fiscal Year Ended December 31, 2006

General

14.   Revise to provide the information required by Item 302(a) of Regulation S-K, or
        tell us why you believe such information is not required to be disclosed. Refer to
        Item 302(a)(5) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Proved Reserves

15.   Within your discussion you state that your reserves are "fully engineered on an
        annual basis by independent petroleum engineers." Revise your disclosures to
        clearly explain what is meant by the term "fully engineered".

16.   Please revise your disclosure to name the independent petroleum engineers
        referred to in the document. Refer to Instructions to Item 102 4.B of Regulation
        S-K.

Statements of Cash Flows, page F-6

17.   Within the reconciliation of net income to net cash provided by (used in)
        operating activities, you include amounts identified as Dry-hole costs. Please tell
        us what types of costs are included in this line item, and why they are presented as
        a non-cash reconciling item. Refer to Item F.8 (b) of Division of Corporation
        Finance: Frequently Requested
        Accounting and Financial Reporting Interpretations and Guidance, March 31,
        2001 at
        http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P374_86706.

18.   We also note a line item within your calculation of cash provided by (used in)
        investing activities of Capital expenditures for unsuccessful properties. Please tell
        us what types of costs are included in this line item, and why such costs are
        presented within cash flows from investing activities.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

        Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 with any questions on the accounting comments. You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
cc: Dan Gulino, Esq.
        (201)447-0474

        M. Wojciechowski
        M. Duru
        J. Davis
        H. R. Schwall